EXHIBIT 12.1
                      RECKSON OPERATING PARTNERSHIP, L. P.
                       RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Operating Partnership's consolidated ratios of earnings to fixed charges for the periods shown:

                  For the years ended December 31,                          June 3, 1995          January 1, 1995
                  --------------------------------                               to                     to
      1999             1998             1997              1996            December 31, 1995         June 2, 1995
---------------------------------------------------------------------------------------------------------------------
     2.07x            2.00x            2.69x              2.71x                2.71x                 1.02x (1)
---------------------------------------------------------------------------------------------------------------------

(1) Prior to June 2, 1995, the Operating Partnership's predecessors operated in a manner as to minimize net taxable income to the owners. As a result of the Operating Partnership commencing operations and the related formation transactions, the Operating Partnership deleveraged its properties significantly which resulted in a significantly improved ratio of earnings to fixed charges.

     The Operating Partnership's consolidated ratio of earnings to fixed charges and preferred distributions for the year ended December 31, 1999 and 1998 was 1.54x and 1.60x, respectively. The Operating Partnership had no preferred capital outstanding prior to April 1998.